August 24, 2010



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:  The Everest Fund, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 000-17555

Dear Ms. Crittendon,

Effective 11/27/2009 Peter Ecob was withdrawn as a principal or an financial officer of Everest Asset Management, Inc.

We will select comments 2 and 3 for our future filings. Also, we will re-file 2009 10K and March 31, 2010 10Q to reflect these changes.



Very truly yours,


Peter Lamoureux
President
The Everest Fund, L.P.